Exhibit 99.36

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

December 11, 2008

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on December 11, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that pursuant to the private placement, HudBay acquired 96,997,492 common shares (the “Subscription Shares”) in the capital of Lundin Mining Corporation (“Lundin”), representing approximately 19.9% of Lundin’s outstanding common shares (each a “Lundin Share”) after issuance, at a price of Cdn. $1.40 per share, for aggregate gross proceeds to Lundin of approximately Cdn. $135.8 million. As a result of the completion of the private placement, HudBay and Lundin have terminated their previously announced loan agreement.

Item 5	Full Description of Material Change

Contemporaneously with HudBay and Lundin entering into an arrangement agreement dated as of November 21, 2008 (the “Arrangement Agreement”), HudBay and Lundin entered into a subscription agreement dated as of November 21, 2008 (the “Subscription Agreement”), pursuant to which HudBay acquired, on a private placement basis on December 11, 2008, the Subscription Shares, representing approximately 19.9% of the Lundin Shares after giving effect to such issuance, at a price of Cdn. $1.40 per Lundin Share for aggregate gross proceeds to Lundin of approximately Cdn. $135.8 million (the “Private Placement”).

Pursuant to the terms of the Subscription Agreement, HudBay has agreed, among other things, that it will vote all of the Subscription Shares in favour of the Arrangement (as defined in the Arrangement Agreement) and that it will not revoke any proxies executed pursuant to the Subscription Agreement without the prior written consent of Lundin. HudBay has also agreed that it will tender the Subscription Shares to a Superior Proposal (as defined in the Arrangement Agreement) that is structured as a take-over bid, or vote (or cause to be voted) all such shares in favour of a resolution of Lundin’s shareholders to approve a Superior Proposal, provided that the Arrangement Agreement has been terminated in accordance with its terms. Further, HudBay has agreed that, in the event the Arrangement is not completed, it will not vote the Subscription Shares against the recommendations of management of Lundin in respect of any resolution proposed by management of Lundin at a properly constituted meeting, other than in connection with a change of control transaction or in connection with a resolution regarding the issuance of greater than 10% of the issued and outstanding Lundin Shares, in which circumstances it will be free to vote as it chooses. HudBay has agreed not to sell, transfer, assign or otherwise dispose of, in a single transaction or a series of transactions: (a) that number of Subscription Shares that is equal to or greater than 5% of the issued and outstanding Lundin Shares, determined as of the closing date of the Private Placement, in any six-month period; and (b) Subscription Shares to any person that owns, or has direction or control over, at least 10% of the issued and outstanding Lundin Shares as of the date of such sale, transfer, assignment or disposition; provided that the foregoing restriction shall not apply to ordinary course trades made through the Toronto Stock Exchange.

The foregoing covenants of HudBay shall continue until the earlier of: (a) the Effective Time (as defined in the Arrangement Agreement); (b) such date that HudBay, directly or indirectly, holds less than 10% of the issued and outstanding Lundin Shares; and (c) the date that a shareholder of Lundin, other than the Founding Shareholder (as defined in the Subscription Agreement), directly or indirectly, alone or in concert, acquires or exercises control over 20% or more of the issued and outstanding Lundin Shares.

On November 21, 2008, HudBay and Lundin also entered into a letter agreement pursuant to which HudBay agreed to lend to Lundin an amount equal to approximately Cdn. $135.8 million on an unsubordinated basis subject to certain terms and conditions. As a result of the closing of the Private Placement, Lundin and HudBay have terminated such letter agreement.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice-President and General Counsel of HudBay, (416) 362-2335

Item 9	Date of Report

December 17, 2008

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin (the “Transaction”) and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Lundin will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction and the Private Placement will be obtained and all other conditions to completion of the Transaction and the Private Placement will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This material change report and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.